EXHIBIT 99.1

FSD Pharma Inc. Obtains Final Order for Plan of Arrangement

TORONTO, November 27, 2023-- FSD Pharma Inc. (NASDAQ: HUGE) (CSE: HUGE) (FRA: 0K9A) ("FSD Pharma" or the "Company"), a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions, is pleased to announce that it obtained a final order on November 24, 2023 from the Ontario Superior Court of Justice (Commercial List) (the “Final Order”) approving the previously-announced statutory plan of arrangement under section 182 of the Business Corporations Act (Ontario) (the "Arrangement") pursuant to which common shares in the capital of Celly Nutrition Corp. ("Celly Nu Shares"), will be distributed to the holders of class A multiple voting shares ("Class A Shares"), class B subordinate voting shares ("Class B Shares"), and warrants exercisable for the purchase of Class B Shares, provided the applicable warrant certificate entitles the holder thereof to receive distributions substantially similar to those received by holders of Class B Shares (“FSD Pharma Distribution Warrants”; together with the holders of Class A Shares and Class B Shares, the “FSD Pharma Securityholders”).

As previously disclosed in the Company’s press release dated November 21, 2023, at a special meeting of the FSD Pharma Securityholders, the special resolution to authorize the Arrangement was approved on November 20, 2023.

It is currently anticipated that the Arrangement will close on or about November 29, 2023 subject to the satisfaction and/or waiver of all customary conditions precedent set forth in the arrangement agreement dated October 4, 2023 (“Arrangement Agreement”). Upon closing of the Arrangement, FSD Pharma Securityholders will receive one (1) Celly Nu Share for each Class A Share, Class B Share, and/or FSD Pharma Distribution Warrant held (“Consideration”).

Further details regarding the Consideration and the Arrangement are described in the management information circular dated October 20, 2023 (the "Circular"), the supplement to the Circular filed on November 15, 2023, and the Arrangement Agreement, each of which is available under the Company's profile on SEDAR+ at www.sedarplus.ca.

The Company is also pleased to announce a non-brokered private placement of Class A Shares (the “Offering”). The Company expects to offer up to 24 Class A Shares at a price of $1.90 per Class A Share, and expects that the entirety of the Offering will be subscribed for by certain of the existing holders of Class A Shares. All Class A Shares issued pursuant to the Offering will be subject to hold periods of four months and a day from the date of closing.

About FSD Pharma

FSD is a biopharmaceutical company dedicated to building a portfolio of innovative assets and biotech solutions for the treatment of challenging neurodegenerative, inflammatory and metabolic disorders and alcohol misuse disorders with drug candidates in different stages of development. Through its wholly-owned subsidiary, Lucid Psycheceuticals Inc. ("Lucid"), FSD is focused on the research and development of its lead compound, Lucid-MS (formerly Lucid-21-302) ("Lucid-MS"). Lucid-MS is a patented new chemical entity shown to prevent and reverse myelin degradation, the underlying mechanism of multiple sclerosis, in preclinical models. FSD is also focused on the research and development of UNBUZZD™, a proprietary formulation of natural ingredients, vitamins, and minerals to help with liver and brain function for the purposes of quickly relieving individuals from the effects of alcohol consumption. FSD maintains a portfolio of strategic investments through its wholly-owned subsidiary, FSD Strategic Investments Inc., which represent loans secured by residential or commercial property.

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Cautionary Note Regarding Forward-Looking Information

This news release contains "forward-looking information" within the meaning of applicable Canadian securities legislation. "Forward-looking information" includes, but is not limited to, statements with respect to the completion of the Agreement and the Transaction; the receipt of FSD Pharma Securityholder approval for the Arrangement; the receipt of final court approval of the Arrangement; the anticipated timing of the Meeting; the satisfaction or waiver of the closing conditions set out in the Arrangement Agreement, including receipt of all regulatory approvals; the anticipated closing date; and the satisfaction final approval of the Arrangement Agreement by the Canadian Securities Exchange and other activities, events or developments that the Company or Celly Nutrition Corp. expects or anticipates will or may occur in the future. Generally, but not always, forward-looking information and statements can be identified by the use of words such as "plans", "expects", "intends", "estimates", "intends", "anticipates", or "believes" or the negative connotation thereof or variations of such words and phrases or state that certain actions, events or results "may", "could", "would", "might" or "will be taken", "occur" or "be achieved" or the negative connotation thereof. Such forward-looking information and statements are based on numerous assumptions, including the ability of the parties to receive, in a timely manner and on satisfactory terms, the necessary regulatory approvals; the ability of the parties to satisfy, in a timely manner, the other conditions to the completion of the Arrangement Agreement, including the anticipated closing date; that general business and economic conditions will not change in a material adverse manner. Although the assumptions made by the Company or Celly Nutrition Corp. in providing forward-looking information or making forward-looking statements are considered reasonable by management at the time, there can be no assurance that such assumptions will prove to be accurate. Forward-looking information and statements also involve known and unknown risks and uncertainties and other factors, which may cause actual events or results in future periods to differ materially from any projections of future events or results expressed or implied by such forward-looking information or statements, including, among others: the diversion of management time on Arrangement-related issues; reliance on key management and other personnel; potential downturns in economic conditions; actual, and risks generally associated with the biotechnology or nutritional supplement industry, changes in laws and regulations, community relations and delays in obtaining other approvals. Although the Company and Celly Nutrition Corp. have attempted to identify important factors that could cause actual results to differ materially from those contained in the forward-looking information or implied by forward-looking information, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that forward-looking information and statements will prove to be accurate, as actual results and future events could differ materially from those anticipated, estimated or intended. Accordingly, readers should not place undue reliance on forward-looking statements or information. The Company or Celly Nutrition Corp. undertakes no obligation to update or reissue forward-looking information as a result of new information or events except as required by applicable securities laws. Additional information relating to FSD Pharma, including its annual information form, can be located on the SEDAR+ website at www.sedarplus.ca and on the EDGAR section of the SEC's website at www.sec.gov. None of the securities to be issued pursuant to the Transaction have been or will be registered under the United States Securities Act of 1933, as amended (the "U.S. Securities Act"), or any state securities laws, and any securities issuable in the Arrangement are anticipated to be issued in reliance upon available exemptions from such registration requirements pursuant to Section 3(a)(10) of the U.S. Securities Act and applicable exemptions under state securities laws. This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.

Contacts:

FSD Pharma Inc.

Zeeshan Saeed, Founder, CEO and Executive Co-Chairman of the Board, FSD Pharma Inc.

Email: Zsaeed@fsdpharma.com

Telephone: (416) 854-8884

Investor Relations

Email: ir@fsdpharma.com, info@fsdpharma.com

Website: www.fsdpharma.com

ClearThink

Email: nyc@clearthink.capital

Telephone: (917) 658-7878

SOURCE:FSD Pharma Inc.

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